Exhibit 99.1

Spreadtrum Communications Schedules Annual Shareholder Meeting for June 24, 2011

SHANGHAI, May 18, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD) (the "Company"), one of China's leading wireless baseband chipset providers, today announced that it will hold its 2011 Annual General Meeting of Shareholders ("AGM") on Friday, June 24, 2011, at 10:00 a.m. Beijing Standard Time. The meeting will be held at Howard Johnson Hotel Zhangjiang Shanghai at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People's Republic of China. Shareholders of record at the close of business on May 18, 2011 will receive copies of the meeting notice and proxy materials.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that designs, develops and markets integrated solutions with baseband processors and radio frequency (RF) transceivers for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please contact:

Investor Contact:
Investor Relations
Tel: +86-21-5080-2727 x1162
Email: ir@spreadtrum.com